September 5, 2008

Gregory E. Xethalis, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022

      Re: IQShares Trust
              File Nos. 333-152915 and 811-22227

Dear Mr. Xethalis:

On August 8, 2008, your firm filed a registration statement on Form N-1A concerning the IQShares Trust (the "Trust") and shares of the following series of the Trust:

> IQ Hedge Multi-Strategy Composite ETF
> IQ Hedge Global Macro ETF
> IQ Hedge Long/Short Equity ETF
> IQ Hedge Event-Driven ETF
> IQ Hedge Market Neutral ETF

We refer to each series as a "Fund". Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers in the registration statement.

Prospectus

Principal Investment Strategies Common to all Funds (Page 1)

1.   The first sentence of the first paragraph provides that "Each Fund is a 'fund of funds' as each invests 80% of its **net assets** in the investments included in its Underlying Index . . . ." (Emphasis added.) First, this disclosure is inconsistent with other statements of the Funds' 80% investment policies. The first sentence on page 2 states that **at least** 80% of a Fund's **net assets** will be invested in its Underlying Index. (Emphasis added.) The first sentence of the section titled "Additional Investment Strategies, on page 17, states that each Fund will normally invest **at least** 80% of its **total assets** in Underlying Index Components that comprise its Underlying Index. (Emphasis added.) Please revise the disclosure of the Funds' 80% investment policies to be consistent throughout the registration statement. Second, please note that the 80% investment policies should be based on either (i) net assets **plus borrowings for investment purposes** or (ii) total assets (as you have set forth on page 17). *See* Rule 35d-1(d)(2) under the Investment Company Act ("*Assets* means net assets, plus the amount of any borrowings for investment purposes").

IQ Hedge Multi-Strategy Composite ETF — Index Description (Page 5)

2.   Please briefly describe each of the hedge fund investment styles that are identified.

3.   The second paragraph of this section briefly describes the composition of the Underlying Index Components. Please provide a more complete description of the Underlying Index Components. For example, are the equity securities principally small-, mid-, or large-capitalization? Is there a significant amount of exposure to foreign stocks? To what types of commodities and currencies is the Index principally exposed? What are the credit qualities and maturities of the fixed income securities underlying the Index? How many components is the Index expected to have? For the other Funds in the Trust, please also provide more complete descriptions of the Underlying Index Components.

IQ Hedge Multi-Strategy Composite ETF — Principal Risks of Investing in the Fund (Page 5)

4.   The risk disclosure here is identical to the risk disclosure for each of the other Funds. Please provide fund-specific risk disclosure to permit investors to understand how the risks differ among the Funds. *See* Item 2(c)(1) of Form N-1A.

IQ Hedge Global Macro ETF — Principal Investment Strategy (Page 6)

5.   The Commission has stated that it would expect a fund with "global" in its name to diversify its investments "in a number of different countries *throughout* the world." Investment Company Act Release No. 24828 note 42 (Jan. 17, 2001) (emphasis in original). Please disclose the Fund's policies or the rules governing the Index that will ensure that the Fund's investments will be diversified throughout the world.

IQ Hedge Long/short Equity ETF —Index Description (Page 7)

6.   Please provide a more complete description of the long/short equity style of hedge fund investing.

7.   Rule 35d-1 under the Investment Company Act requires a fund with a name suggesting a focus in a particular type of investment to have a policy to invest at least 80% of its assets in the type of investment suggested by the name. Because the term "Equity" appears in the Fund's name, the Fund must adopt, and disclose in its prospectus, a policy to invest at least 80% of its assets in equity securities. *See* Rule 35d-1(a)(2) under the Investment Company Act; and Investment Company Act Release No. 24828 note 15 (Jan. 17, 2001) (requiring prospectus disclosure of 80% investment policies).

IQ Hedge Market Neutral ETF — Index Description (Page 9)

8.   This section states that the Fund seeks to have a zero beta exposure to the "overall market." Please explain what is meant by the term "overall market."

Additional Investment Strategies — Borrowing Money (Page 17)

9.   This section states that the Funds may borrow money from a bank up to a limit of 10% of the value of its assets, but only for temporary or emergency purposes. This is inconsistent with Investment Restriction B in the Statement of Additional Information, which would, among other things, permit a Fund to borrow from banks up to 33 1/3% of its total assets and also permit a Fund to borrow up to 5% of its total assets for temporary purposes. Please revise this section and Investment Restriction B as necessary to ensure that they are consistent.

Statement of Additional Information

Investment Restrictions

10.   Investment Restriction F provides, in part, that a Fund may not "[i]nvest in commodities or commodity contracts, except that the Fund may invest in . . .contracts, . . . , that are commodities or commodity contracts . . . ." Please revise this investment restriction to avoid confusion as to whether the Funds may invest in commodities and commodity contracts.

General Comments

11.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

14.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15.   Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

17.   Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   ·   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

      If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

                                        Sincerely,

                                        John M. Ganley
                                        Senior Counsel